AB
2/26

[redacted]

09055564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consultiva Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

273 Ponce de Leon Ave ; Suite 1201
(No. and Street)

San Juan (City) PR (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia St (Address) San Juan (City) PR (State) 00917 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Pedro J. Serralles IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultiva Securities Inc., as of Feb 23, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff. # 2038

WANDA GISELLE MIRANDA CRUZ ABOGADA-NOTARIO

Wanda G. Miranda Cruz
Notary Public

Pedro J. Serralles IV
Signature

CEO
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Consultiva Securities, Inc.

(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

December 31, 2008 and 2007

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Table of Contents

Kevane

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors
of Consultiva Securities, Inc.:

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) ("the Company"), as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2008 and 2007, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 20, 2009.

2386129

$5.00 SELLO $5.00

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Balance Sheets
December 31, 2008 and 2007

Assets

	2008	2007
Current assets:		
Cash	$ 49,126	$ 39,062
Commissions receivable	155,531	174,364
Prepayments	10,427	9,448
Total current assets	215,084	222,874
Deposit with clearing house	57,931	56,898
Total assets	$ 273,015	$ 279,772

Liabilities and Stockholder's Equity

	2008	2007
Liabilities:		
Due to parent company	$ 53,007	$ 72,691
Accounts payable and accrued expenses	36,360	39,884
Income tax payable	-	5,587
Total liabilities--all current	89,367	118,162
Stockholder's equity:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	80,000	80,000
Retained earnings	96,648	74,610
Total stockholder's equity	183,648	161,610
Total liabilities and stockholder's equity	$ 273,015	$ 279,772

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
Commissions and fees	$ 713,762	$ 671,663
Operating expenses:		
Management fee	334,370	271,794
Clearing fees	119,387	97,118
Administrative expenses	75,483	73,661
Rent	73,491	70,346
Professional services	29,895	34,267
Insurance	15,831	20,042
Others	34,951	61,271
Total operating expenses	683,408	628,499
Income before provision for income taxes	30,354	43,164
Provision for income taxes	(8,316)	(7,564)
Net income	$ 22,038	$ 35,600

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2008 and 2007

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2006	$ 7,000	$ 80,000	$ 39,010	$ 126,010
Net income	-	-	35,600	35,600
Balance, December 31, 2007	7,000	80,000	74,610	161,610
Net income	-	-	22,038	22,038
Balance, December 31, 2008	$ 7,000	$ 80,000	$ 96,648	$ 183,648

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Cash received from customers and others	$ 732,595	$ 605,083
Cash paid to suppliers	(687,911)	(613,032)
Income taxes paid	(13,903)	(7,564)
Net cash provided by (used in) operating activities	30,781	(15,513)
Cash flows used in investing activities:		
Cash deposited with clearing house	(1,033)	(2,429)
Cash flows from financing activities:		
Advances from parent company	1,034,002	1,049,077
Payments to parent company	(1,053,686)	(1,045,172)
Net cash (used in) provided by financing activities	(19,684)	3,905
Net increase (decrease) in cash	10,064	(14,037)
Cash, beginning of year	39,062	53,099
Cash, end of year	$ 49,126	$ 39,062
Reconciliation of net income to net cash provided (used in) operating activities:		
Net income	$ 22,038	$ 35,600
Adjustments to reconcile net income to net cash provided by (used in) operating activities-		
Changes in assets and liabilities-		
Decrease (increase) in accounts receivable	18,833	(66,580)
Increase in prepayments	(979)	(3,184)
(Decrease) increase in accounts payable	(3,524)	14,707
(Decrease) increase in income tax payable	(5,587)	3,944
Total adjustments	8,743	(51,113)
Net cash provided by (used in) operating activities	$ 30,781	$ (15,513)

The accompanying notes are an integral part of these statements.

(1) Nature of operations and significant accounting policies:

(a) Organization-
Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers.

(b) Summary of significant Accounting policies –

The significant accounting policies followed by the Company are summarized as follows:

(i) Revenue recognition –
Commission revenues are recorded on a settlement date basis.

(ii) Allowance for doubtful accounts –
The Company estimates losses for uncollectible accounts based on the aging of the commissions' receivable and the evaluation of the likelihood of success in collecting the receivable.

(iii) Income taxes -
The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(iv) Use of estimates –
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2008 and 2007, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2008	.52 to 1	$ 5,958	$ 173,221	$ 167,263
2007	.78 to 1	$ 7,877	$ 152,162	$ 144,285

(3) Deposit with Clearing House:

This deposit is a requirement of First Clearing Corporation, the U.S. based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Related party transactions:

During the years ended December 31, 2008 and 2007, the Company engaged in transactions with its parent company mostly related to advances received, commission income, management fees, rent and administrative fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2008	2007
Due to parent company	$ 53,007	$ 72,691
Commision income	$ 757	$ 652
Management fee expense	$ 334,370	$ 271,794
Rent Expense	$ 73,491	$ 70,346
Insurance Expense	$ 15,831	$ 20,042
Administrative Expenses	$ 40,245	$ 50,603

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 39% in 2008), after taking into consideration any permanent (non deductible) or temporary differences.

(6) Supplementary information:

The accompanying Schedule I, II ands III have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as, Statements of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2008 and 2007, the Company has had no activities that would need to be disclosed on such schedules.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Computation of net capital under rule 15c 3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

		2008		2007
Net Capital:				
Capital per audited financial statements	$	183,648	$	161,610
Less-Non-allowable asset- prepayments		(10,427)		(9,448)
Net capital	$	173,221	$	152,162
Aggregate indebtedness:				
Items included in the accompanying balance sheet	$	89,367	$	118,162
Computation of basic net capital requierement:				
Minimum required net capital (aggregate indebtedness / 15)	$	5,958	$	7,877
Minimum dollar net capital requirement	$	5,000	$	5,000
Highest minimum net capital requirement (highest of above amounts)	$	5,958	$	7,877
Excess net capital (net capital - higher of required net capital or $5,000)	$	167,263	$	144,285
Excess net capital (net capital - 10% of aggregate indebtedness)	$	164,284	$	140,346
Ratio: Aggregate indebtedness to net capital		0.52		0.78
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2008 and 2007):				
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	168,221	$	146,937
Correction of previously reported non-allowable assets		-		225
Reported non-allowable assets		5,000		5,000
Net capital per above	$	173,221	$	152,162

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4) of the Securities and Exchange Commission
December 31, 2008 and 2007

	2008	2007
Reconciliation with Company's Computation (included in part 11A Form X-17a-5 as of December 31, 2008 and 2007):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 89,367	$ 135,117
Audit adjustments - reclassified	-	(16,955)
Aggregate indebtedness, as reported in Schedule I	$ 89,367	$ 118,162

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors
of Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of Consultiva Securities, Inc. (a wholly-owned subsidiary of Consultiva Internacional, Inc.) ("the Company") for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 20, 2009.

2386130


$5.00
SELLO
$5.00

END